UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Davis Commodities Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), is furnishing this Amendment No. 1 (the “Amendment No. 1”) on Form 6K/A to amend its Report on Form 6-K for the month of June, 2025 (the “Original Form 6-K”), which was originally furnished with the Securities and Exchange Commission (“SEC”) on June 11, 2025.

This Amendment No. 1 is being filed solely to clarify that the information in the Original Form 6-K (including the exhibits thereto) is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-286042), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Other than as indicated below, the information in this Amendment No. 1 (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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Incorporation by reference

This report on Form 6-K/A is hereby incorporated by reference in the registration statement of Da vis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the Extraordinary General Meeting of Shareholders (the “Meeting”) of Davis Commodities Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, the Company hereby furnishes the following documents: (i) the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement; and (ii) Form of Proxy Card.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
99.1 *	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2 *	Form of Proxy Card

* Incorporated by reference to the Report on Form 6-K for the month of June, 2025 furnished with the Securities and Exchange Commission (“SEC”) on June 11, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: January 13, 2026	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

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